Via Facsimile and U.S. Mail
Mail Stop 6010


August 22, 2005


Mr. Gerardo Canet
Chairman and CEO
Integramed America, Inc.
Two Manhattanville Road
Purchase, NY 10577

      Re:	Integramed America, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
	            Filed March 22, 2005
		File No.  000-20260

Dear Mr. Canet:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Shared Risk Refund Program, page F-8

1. Please tell us in detail how you recognize revenue for the shared-risk refund program.


Patient Deposits, page F-9

2. Please provide us the following information to help us evaluate your accounting for your patient deposits:

a) Tell us why it is appropriate to record deposits made by
patients
of the fertility centers when you do not provide patient services.
b) Please separately quantify the unearned revenue related to the shared risk refund program and tell us why classifying it under
"patient deposits" is appropriate.
`````*    *    *    *

      Please provide us the supplemental information requested within
10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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Mr. Canet
Integramed America, Inc.
August 22, 2005
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